Exhibit 4.1

CONVERTIBLE Promissory Note And Security Agreement

$5,000,000.00	As of December 16, 2020

FOR VALUE RECEIVED, the undersigned, Medicine Man Technologies, Inc., a Nevada corporation doing business as Schwazze (hereinafter referred to as "Maker"), hereby promises to pay to the order of Dye Capital & Company, LLC (hereinafter referred to as "Payee"; Payee and any subsequent holder hereof being hereinafter referred to as "Holder"), on the Maturity Date (as hereinafter defined), without grace, at such place as Holder may designate to Maker in writing from time to time, the principal amount of FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00), together with interest on so much thereof as is from time to time outstanding and unpaid, from the date hereof, at the rate hereinafter set forth, in lawful money of the United States of America, which shall, at the time of payment, be legal tender in payment of all debts and dues, public and private, all upon the terms and conditions specified below.

ARTICLE I

PAYMENT TERMS, CONVERSION AND CONDITIONS

1.01        Accrual and Calculation of Interest. Commencing the date hereof, interest shall accrue at the rate of twelve percent (12.0%) per annum. Interest shall be computed hereunder based on a 360-day year, and shall accrue for each and every day (365 days per year, 366 days per leap year) on which any indebtedness remains outstanding hereunder. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included unless repayment is credited prior to close of business. Payment in federal funds immediately available in the place designated for payment and received by Holder prior to 2:00 p.m. local time at said place of payment shall be credited prior to close of business, while other payments may, at the option of Holder, not be credited until immediately available to Holder in federal funds in the place designated for payment prior to 2:00 p.m. local time at said place of payment on a day that Holder is open for business. Fifty percent (50%) of any interest payable hereunder shall automatically accrue and be capitalized to the principal amount of this Promissory Note and Security Agreement (“PIK Interest”). All PIK Interest that has accrued shall be payable in cash on the Maturity Date as part of the repayment of the principal amount of this Promissory Note and Security Agreement.

1.02        Payment of Principal and Interest. For so long as this Promissory Note and Security Agreement has not fully converted pursuant to Section 1.05 hereof, on each of the first eleven Monthly Payment Dates (as defined below), Maker shall make payments of interest due hereunder (but no principal repayments and excluding PIK Interest), which will be calculated by Maker based upon the daily outstanding principal loan balance hereunder (including PIK Interest) for the immediately preceding Monthly Period (as defined below). Thereafter, unless converted into securities of Maker pursuant to Section 1.05 hereof, the entire principal amount of this Promissory Note and Security Agreement, as well as all accrued and unpaid interest hereunder, including all PIK Interest, shall be repaid Maker on the twelfth Monthly Payment Date (the “Maturity Date”). For purposes hereof, “Monthly Payment Date” means the last Business Day of each calendar month, commencing with the month in which the date of this Promissory Note and Security Agreement occurred. For purposes hereof, “Monthly Period” means a calendar month. For purpose hereof, “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, or is a day on which banking institutions located in the State of New York are closed.

Both principal and interest shall be payable without deduction for or on account of any present or future taxes, duties or other charges levied or imposed on this Promissory Note and Security Agreement, the proceeds hereof or on the ownership hereof by any government or any instrumentality, authority or political subdivision thereof. The Maker agrees, upon the request of Holder, to pay all such taxes (other than taxes on or measured by net income of Holder), duties and other charges in addition to the principal and interest evidenced by this Promissory Note and Security Agreement.

1

All payments and prepayments under this Promissory Note and Security Agreement shall first be applied to the extent thereof to all accrued but unpaid interest on the outstanding principal balance, then to costs and expenses incurred by Holder in seeking enforcement of this Promissory Note and Security Agreement, including reasonable attorneys' fees, with the remainder, if any, to be applied to the outstanding principal due.

This Promissory Note and Security Agreement is the "Promissory Note" referred to in that certain Secured Convertible Note Purchase Agreement, dated as of December __, 2020, by and between Maker and Holder (the "Purchase Agreement") and is subject to the terms and conditions of such Purchase Agreement.

1.03         Prepayment. Subject to Holder’s option to convert pursuant to Section 1.05, the principal amount evidenced by this Promissory Note and Security Agreement may be prepaid in whole or in part, without penalty or premium and without the consent of Holder, at any time and from time to time by providing thirty (30) days of prior written notice (a “Prepayment Notice”). All prepayments in whole or in part of principal on this Promissory Note and Security Agreement shall include interest accrued but unpaid through the date of prepayment on the principal amount being prepaid.

1.04         Default and Event of Default.

It is further expressly agreed that the following events shall constitute an "Event of Default" hereunder: (a) failure of Maker to pay Holder (i) any principal on the Maturity Date or (ii) any accrued interest on each Monthly Payment Date or other payment obligation as stipulated herein and such failure to pay shall remain unremedied for two (2) Business Days thereafter; (b) breach (each, a "Default") by Maker of any other warranty, representation, covenant, term or condition of the Purchase Agreement or this Promissory Note and Security Agreement and the same has not been cured by Maker within thirty (30) days after written notice of such Default is provided by Holder to Maker; (c) a default under any loan or instrument in excess of $500,000, whether now existing or hereafter committed or made, secured by the Collateral (as defined in Section 2.01 below), which default shall continue after the applicable grace period, if any, specified in such loan or instrument, which would give rise to a right to accelerate the indebtedness that is the subject of such loan or instrument; (d) the filing by Maker of a voluntary petition for relief under Title 11 of the United States Code, as amended (the "United States Bankruptcy Code"), or a voluntary petition or answer seeking reorganization, arrangement or readjustments of debts, or any other relief under the United States Bankruptcy Code or any other insolvency act or law, state, federal or other governmental, now or hereafter existing, or any agreement by Maker indicating consent to, or approval or acquiescence in, any such petition or proceeding; (e) the application by Maker for, or the consent or acquiescence of Maker in the appointment of, a receiver or trustee for all or a substantial part of its property; (f) the making by Maker of a general assignment for the benefit of creditors; (g) the inability of Maker, or the admission of Maker in writing of its inability, to pay its debts as they mature; (h) the filing of an involuntary petition against Maker seeking reorganization, arrangement or readjustment of its debts or for any other relief under the United States Bankruptcy Code or any other insolvency act or law, state, federal or other governmental, now or hereafter existing, or the involuntary appointment of a receiver or trustee of Maker for all or a substantial part of its property or assets, or the issuance of a warrant of attachment or execution of similar process against a substantial part of the property of Maker and the continuance of such for thirty (30) days undismissed or undischarged; (i) the dissolution of Maker (whether voluntarily or otherwise) or the merger, consolidation or reorganization of Maker as to which Maker is not the surviving entity without the prior written consent of Holder, such consent not to be unreasonably withheld, conditioned or delayed; (j) the sale, transfer or conveyance of all or a substantial part of the Collateral, other than as permitted by Section 2.03(b) below; (k) the entry of a judgment against Maker which would reasonably be expected to have a material and adverse effect on Maker's ability to pay the Obligations which is not satisfied or payment thereof secured by a bond, letter of credit or similar collateral acceptable to Holder, in Holder's sole discretion, within thirty (30) days after the rendition thereof; or (l) a Change of Control (as defined below) occurs.

Commencing on the date of any incurrence and during the continuance of any Event of Default hereunder, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby, interest shall accrue on the outstanding principal balance of this Promissory Note and Security Agreement at the interest rate that would be in effect hereunder absent such Default or Event of Default and, in addition thereto, a default charge shall accrue at the rate of eight percent (8%) per annum on the daily outstanding principal balance of this Promissory Note and Security Agreement, such default charge being due and payable together with and in the same manner as interest as hereinabove provided, except that, if not sooner due and payable, all such interest and default charges shall be paid at the time of and as a condition precedent to the curing of any such Default should this Promissory Note and Security Agreement or Holder, at its sole option, allow such Default to be cured.

2

Upon the occurrence and during the continuance of any Event of Default hereunder (other than an Event of Default described in clause (d), (e), (f), (g) or (h) of the definition thereof), any and all of the indebtedness evidenced by this Promissory Note and Security Agreement (including the principal and all unpaid interest accrued thereon) may be immediately declared due and payable and thereupon shall become immediately due and payable in full, and Holder shall have all of the rights and remedies described herein and may exercise any or all of such remedies in its sole discretion. Upon the occurrence and during the continuance of an Event of Default described in clause (d), (e), (f), (g) or (h) of the definition thereof, any and all of the indebtedness evidenced by this Promissory Note and Security Agreement (including the principal and all unpaid interest accrued thereon), without demand or notice of any kind, shall immediately become due and payable in full, and Holder shall have all of the rights and remedies described herein and may exercise any or all of such remedies in its sole discretion. Further, Maker hereby agrees to pay all reasonable and actual out-of-pocket costs and expenses, including reasonable attorneys' fees, incurred by Holder following an Event of Default in the collection of the indebtedness evidenced by this Promissory Note and Security Agreement or in enforcing any of the rights, powers, remedies and privileges of Holder hereunder, whether prior to the commencement of judicial proceedings and/or thereafter at the trial and/or appellate level and/or in pre- and post-judgment or bankruptcy proceedings.

For purposes hereof, “Change of Control” means (a) the failure of Maker to own and control 100% of the Equity Interests of any of its subsidiaries, or (b) the occurrence of any event (whether in one or more related transactions) while this Promissory Note and Security Agreement is outstanding that results in a transfer of control of Maker to a “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), but excluding (i) any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan and (ii) underwriters in the course of their distribution of voting stock in an underwritten registered public offering provided such underwriters shall not hold such stock for longer than five Business Days) who is not in control of Maker as of the date hereof. For purposes of this definition, “control of Maker” means the power, direct or indirect, to vote more than 50% of the Equity Interests having ordinary voting power for the election of directors of Maker. For purposes hereof, “Equity Interest” means, with respect to any Person, all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s capital including capital stock, partnership, membership or other equity interests in such Person), whether or not certificated.

1.05         Conversion.

(a)            Voluntary Conversion upon a Qualified Financing or Prepayment. If a Qualified Financing occurs on or prior to the Maturity Date or Holder receives a Prepayment Notice, then all (but not less than all) of the outstanding principal amount of this Promissory Note and Security Agreement and all accrued and unpaid interest on this Promissory Note and Security Agreement shall be convertible at the sole option of Holder into either (i) the securities issued in such Qualified Financing (“Qualified Securities”), or (ii) shares of Maker’s Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), at the Conversion Price (as defined below).

For purposes hereof, “Qualified Financing” means a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock or securities convertible into shares of its capital stock for aggregate gross proceeds of at least $10,000,000 (excluding all proceeds from Holder or its affiliates and all proceeds from the incurrence of indebtedness that is converted into such securities, or otherwise cancelled in consideration for the issuance of such securities) with the principal purpose of raising capital.

(b)            Upon any conversion of this Promissory Note and Security Agreement into Maker’s securities in accordance with Section 1.05, Holder shall surrender this Promissory Note and Security Agreement (or a notice to the effect that the original Promissory Note and Security Agreement has been lost, stolen or destroyed and an agreement acceptable to Maker whereby Holder agrees to indemnify Maker from any loss incurred by it in connection with this Promissory Note and Security Agreement) and Holder shall give written notice to Maker at its principal corporate office of the election to convert the same pursuant to Section 1.05(a).). Upon such conversion, Holder and Maker hereby agree to execute and deliver the other transaction documents entered into by the other investors participating in the Qualified Financing or the issuance of the Preferred Stock, as applicable, including any purchase agreement, investor rights agreement and other ancillary agreements, as applicable, with customary representations and warranties and transfer restrictions. Holder shall be entitled to all consideration offered to any investor in the Qualified Financing or the issuance of Preferred Stock equitably adjusted to the extent any such consideration is based on the amount invested and shall receive the rights under any applicable agreement most favorable to any investor if investors are not treated identically. Maker shall, as soon as practicable after the applicable conversion event, issue and deliver to Holder a certificate or certificates for the securities to which Holder shall be entitled upon such conversion, including a check payable to Holder for any cash amounts payable as described in Section 1.05(c). Any conversion of this Promissory Note and Security Agreement shall be deemed to have been made upon the satisfaction of all of the conditions set forth in this Section and on and after such date the persons entitled to receive the securities issuable upon such conversion shall be treated for all purposes as the record holder of such securities.

3

(c)            No fractional securities shall be issued upon conversion of this Promissory Note and Security Agreement. In lieu of Maker issuing any fractional securities to Maker upon the conversion of this Promissory Note and Security Agreement, the Maker shall pay to Holder an amount equal to the product obtained by multiplying the applicable Conversion Price or purchase price by the fraction of a security not issued pursuant to the previous sentence. In addition, to the extent not converted into securities, Maker shall pay to Holder any interest accrued on the amount converted and on the amount to be paid by Maker pursuant to the previous sentence. Upon conversion of this Promissory Note and Security Agreement in full and the payment of the amounts specified in this paragraph, Maker shall be forever released from all its obligations and liabilities under this Promissory Note and Security Agreement and this Promissory Note and Security Agreement shall be deemed of no further force or effect, whether or not the original of this Promissory Note and Security Agreement has been delivered to Maker for cancellation.

(d)            For purposes hereof, “Conversion Price” means the price per share equal to the price per share paid by the other investors in the Qualified Financing or the issuance of the Preferred Stock, as applicable.

ARTICLE II

SECURITY AGREEMENT

2.01         Security. As security for the due and punctual payment of all amounts due or to become due and the performance of all obligations of Maker under this Promissory Note and Security Agreement and all extensions, renewals and amendments of any of the foregoing (the "Obligations"), Maker hereby pledges, transfers, assigns, conveys and grants to Holder a continuing first-priority lien upon and security interest in and to all of Maker's now owned or hereafter acquired, created or arising Property identified in Exhibit A attached hereto, and in each case regardless of where such Property may be located and whether such Property may be in the possession of Maker, Holder or a third party (the "Collateral"); provided, that solely with respect to Starbuds Assets (as defined below), Maker’s security interest shall be second priority to Starbuds (as defined below)). For purposes hereof, the term "Property" shall mean and include any right, title or interest in or to property of any kind whatsoever, whether real, personal or mixed, and whether tangible or intangible, including the Collateral.

2.02         Affirmative Covenants. Maker covenants and agrees that it shall, until the Obligations (other than contingent indemnification obligations) have been paid in full:

(a)            Maintain all "equipment" (as defined in Exhibit A) in good repair and condition, normal wear and tear and casualty losses excepted, and shall provide all maintenance and service and make all repairs and replacements as necessary for such purposes. All equipment, and accessories, parts and replacements that are added to or become attached to the equipment, shall immediately without further action be deemed incorporated in the "equipment" and subject to the security interest granted to Holder in this Promissory Note and Security Agreement.

(b)            At Maker's own expense, obtain and maintain all-risk insurance covering the "inventory" and "equipment" (as defined in Exhibit A) for its full replacement value. The insurance shall be in form and substance, and with companies, reasonably satisfactory to Holder.

(c)            Be privileged, prior to the occurrence and during the continuance of an Event of Default, to collect "accounts," "chattel paper," "instruments," "general intangibles," "investment property" and "documents" (as defined in Exhibit A and collectively referred to herein as "Collection Collateral"), and until otherwise notified by Holder upon or after the occurrence and during the continuance of an Event of Default, Maker shall at Maker's sole cost and expense maintain and administer at all times current and complete books and records of the Collection Collateral.

4

(d)            Give Holder prompt (but in any event, within three (3) Business Days) written notice of the commencement of, or the threat by any person to commence, any action (including self-help) or proceeding for the purpose of enforcing or protecting any actual or alleged lien upon or security interest in any of the Collateral, and including any foreclosure, repossession, attachment, execution or other process regarding any of the Collateral.

(e)            Give Holder prompt (but in any event, within three (3) Business Days) written notice of any Default.

(f)             At any time and from time to time, at the expense of Maker, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Holder may reasonably request, in order to perfect and protect the security interest granted or purported to be granted hereby or to enable Holder to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

(g)            Comply with all applicable laws to the extent necessary to ensure that non-compliance with such applicable laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Maker’s ability to pay the Obligations.

(h)            Take all such further actions and execute all such further documents and instruments as Holder may at any time reasonably determine to be necessary to further carry out and consummate the transactions contemplated by the Purchase Agreement.

2.03          Negative Covenants. Maker hereby covenants that it shall not, until the Obligations (other than contingent indemnification obligations) have been paid in full:

(a)            Create, incur, assume, or suffer to exist, any indebtedness except for Permitted Indebtedness.

For purposes hereof, “Permitted Indebtedness” means (a) indebtedness of Maker in favor Holder arising hereunder, (b) Starbuds Debt, (c) indebtedness of Maker under capital leases for equipment or Indebtedness secured by a Lien described in clause (d) of the defined term “Permitted Liens,” provided such indebtedness does not exceed, at the time it is incurred, the lesser of the cost or fair market value of the property financed with such indebtedness, (e) indebtedness to trade creditors incurred in the ordinary course of business, (f) indebtedness in respect of taxes, assessments, governmental charges or levies and claims for labor, materials and supplies, (g) indebtedness in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as execution is not levied thereunder or in respect of which Maker or any of its Subsidiaries shall at the time in good faith be prosecuting an appeal or proceedings for review and in respect of which a stay of execution shall have been obtained pending such appeal or review, (h) indebtedness of Maker to any of its Subsidiaries, (i) indebtedness which may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business and (j) other unsecured indebtedness of Maker other than the types listed in (a) through (i) immediately above, which is subordinated to the Obligations in a manner satisfactory to Holder in an aggregate amount not to exceed at any time $1,000,000.

For purposes hereof, “Starbuds Debt” means indebtedness of Maker  to the Starbuds Entities (as defined below). For purposes hereof, “Starbuds Assets” means the stores identified as (i) Colorado Health Consultants, (ii) Starbuds Aurora, (iii) SB Arapahoe, (iv) Starbuds Commerce City, (v) Starbuds Pueblo, (vi) Starbuds Alameda, (vii) Citi-Med, (viii) Starbuds Louisville, (ix) KEW, (x) Lucky Ticket, (xi) Starbuds Niwot, (xii) LM MJC, and (xiii) Mountain View 44th  acquired from (i) Colorado Health Consultants LLC, (ii) Starbuds Aurora LLC, (iii) SB Arapahoe LLC, (iv) Starbuds Commerce City LLC, (v) Starbuds Pueblo LLC, (vi) Starbuds Alameda LLC, (vii) Citi-Med LLC, (viii) Starbuds Louisville LLC, (ix) KEW LLC, (x) Lucky Ticket LLC, (xi) Starbuds Niwot LLC, (xii) LM MJC LLC, and (xiii) Mountain View 44th LLC (each a “Starbuds Entity” and collectively, the “Starbuds Entities”) by Maker.

5

(b)            Without obtaining the prior written consent of Holder, such consent not to be unreasonably withheld, conditioned or delayed, sell or otherwise dispose of, or grant any option with respect to, any of the Collateral, other than (i) the sale of "inventory" (as defined in Exhibit A) in the ordinary course of business, (ii) transfers of "inventory" (as defined in Exhibit A) from Maker to any of its Subsidiaries, (iii) transfers of cash or cash equivalents from Maker to any of its Subsidiaries to cover cash shortfalls related to operating expenses at any Subsidiary of Maker, (iv) licensing intellectual property rights in the ordinary course of business, (v) leasing or subleasing assets in the ordinary course of business, (vi) the disposition of used, obsolete, worn out or surplus equipment or property in the ordinary course of business, provided, that in the case of this clause (vi), (a) within ninety (90) days of receipt of the proceeds of any such sale, lease, or other disposition, such proceeds are used or committed in writing to a supplier to be used to purchase replacement equipment, (vii) dispositions of any property from Maker to any of its Subsidiaries and (viii) leases or subleases (as lessee or sublessee) or license or sub-license by Maker of any real or personal property.

(c)            Create or suffer to exist any Lien upon any of the Collateral, whether now owned or hereafter acquired, except Permitted Liens.

For purposes hereof, “Lien” means any interest in property securing an obligation owed to, or a claim by, a person other than the owner of the property, whether such interest is based on common law, statute or contract. The term “Lien” shall also include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting property. For the purpose of this Promissory Note and Security Agreement, Maker shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement or other arrangement pursuant to which title to the property has been retained by or vested in some other person or entity for security purposes.

For purposes hereof, “Permitted Liens” means liens created or purported to be created or imposed (a) hereunder in favor of Holder, (b) in Starbuds Assets (as defined below) in favor of Starbuds Entities (as defined below), (c) in favor of trade creditors incurred in the ordinary course of business, (d) in respect of guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business, (e) securing indebtedness upon or in any equipment acquired or held by Maker in the ordinary course of business to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment or existing on such equipment at the time of its acquisition, (f) by law for taxes not yet due or which are being contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves are being maintained in accordance with US generally accepted accounting principles (“GAAP”), (g) in respect of judgments or awards, (h) in respect of licenses of patents, trademarks and other intellectual property rights granted by Maker in the ordinary course of business, (i) that are statutory Liens of landlords, carriers, warehousemen, mechanics, repairers, materialmen and other Liens imposed by law in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves are being maintained in accordance with GAAP and (j) that secure indebtedness or other obligations of Maker in an aggregate amount not to exceed at any time $1,000,000.

(d)            (i) Engage in any business other than the businesses currently engaged in by Maker, as applicable, or reasonably related, ancillary or incidental thereto; or (ii) without at least thirty (30) days’ prior written notice to Holder, (1) change its jurisdiction of organization, (2) change its organizational structure or type, (3) change its legal name, or (4) change any organizational number (if any) assigned by its jurisdiction of organization.

(e)            Directly or indirectly make any Investment (including, without limitation, by the formation of any subsidiary) other than Permitted Investments, or permit any of its subsidiaries to do so. For purposes hereof, “Investment” means any beneficial ownership interest in any Person (including stock, partnership interests or other securities), and any loan, advance or capital contribution to any Person. For purposes hereof, “Permitted Investments” means (a) Investments consisting of cash equivalents, (b) Investments otherwise approved by Holder in its reasonable discretion (including in his capacity as a director of Maker) in advance of the making thereof, and (c) the Starbuds Investments. For purposes hereof “Starbuds Investments” means SBUD, LLC.

6

(f)             Declare, pay or make any Restricted Payments unless approved by Holder in its reasonable discretion (including in his capacity as a director of Maker). For purposes hereof, “Restricted Payments” means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of capital stock of Maker now or hereafter outstanding, except any dividend payable solely in shares of that class of capital stock to the holders of that class, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of capital stock of Maker now or hereafter outstanding, and (c) any payment (whether in cash, securities or other property) made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of capital stock of Maker now or hereafter outstanding.

(g)            Make or permit any amendments to its organizational documents, which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Maker’s ability to pay the Obligations.

(i)             Use any proceeds from the sale of this Promissory Note and Purchase Agreement for any purpose other than general company purposes.

2.04        Remedies upon Event of Default. Upon the occurrence and during the continuance of any Event of Default, or at any time thereafter, subject only to prior receipt by Holder of payment in full of all Obligations (other than contingent indemnification obligations) then outstanding, Holder shall have all of the rights and remedies described herein, and Holder may exercise any one, more or all of such remedies at its sole discretion.

Holder shall have all of the rights and remedies of a secured party provided by law, as in effect on the date hereof, whether or not provided by applicable law at the time of exercise, and such rights and remedies are incorporated herein and made a part of this Promissory Note and Security Agreement by this reference. In addition, Holder may make any compromise or settlement deemed desirable with respect to the Collateral, or extend the time for payment, arrange for payment in installments or otherwise modify the terms of, or release, any of the Collateral without incurring responsibility to, or affecting any liability of, Maker.

Upon the occurrence and during the continuance of any Event of Default, Holder is authorized at any time and from time to time, without notice to or demand upon Maker, to set off and apply any indebtedness owing by Holder to Maker against any and all of the Obligations, irrespective of whether or not Holder shall have made any demand for payment and although such Obligations may be then contingent or unmatured. The Holder agrees to notify Maker after any such setoff and application; provided, however, the failure to give such notice shall not affect the validity of such setoff and application.

2.05         Authorization. Maker hereby authorizes the filing of an initial financing statement, and any amendments and continuations thereto, covering the Collateral described herein by Holder.

2.06         Appointment as Attorney-in-Fact. Maker hereby irrevocably designates and appoints Holder its true and lawful attorney-in-fact either in the name of Holder or Maker to, following the occurrence and during the continuance of an Event of Default, ask for, demand, sue for, collect, compromise, compound, receive, receipt for and give acquittances for any and all sums owing or which may become due upon any items of Collateral and, in connection therewith, to take any and all actions as Holder may deem necessary or desirable in order to realize upon the Collateral including, without limitation: (a) power to receive, endorse, assign or deliver in the name of Maker any checks, drafts, acceptances, notes, money orders or other instruments received in payment of, or on account of, the Collateral, and Maker hereby waives presentment, demand, protest and notice of demand, protest and non-payment of any instrument so endorsed; (b) power to sign Maker's name on any affidavits and notices with regard to any lien rights, any proof of claim in any bankruptcy or on any financing statement or continuation statement under the Uniform Commercial Code; (c) power to sign in Maker's name any documents necessary to transfer title to the Collateral to Holder or any third party; and (d) power to sign Maker's name on any financing statements, fixture filings, security agreements, chattel mortgages, assignments, certificates of title and other documents which Holder may need to evidence, perfect or realize upon Holder's security interest in the Collateral. All acts of said power of attorney are hereby ratified and approved and Holder shall not be liable for any mistake of law or fact made in connection therewith. This power of attorney is coupled with an interest and shall be irrevocable so long as any amounts remain unpaid on any of the Obligations (other than contingent indemnification obligations). Holder shall not be under any duty to exercise any such power of authority.

7

ARTICLE III

GENERAL TERMS AND CONDITIONS

3.01         No Waiver by Holder; Amendment. No delay, indulgence, departure, extension of time for payment, acceptance of a partial or past due installment, failure to accelerate by reason of an Event of Default or any other act or omission by Holder with respect to Maker shall: (a) release, discharge, modify, change or otherwise affect the original liability of any party hereunder; (b) be construed as a novation or reinstatement of the indebtedness evidenced hereby, or be construed as a waiver of any right of acceleration or the right of Holder to insist upon strict compliance with the terms hereof; or (c) preclude Holder from exercising any right, privilege or power granted herein or by law. Maker hereby expressly waives the benefit of any statute or rule of law or equity, whether nor or hereafter provided, which would produce a result contrary to or in conflict with the foregoing. No right, power or remedy conferred upon or reserved to Holder herein is intended to be exclusive of any other right, power or remedy, but each and every such right, power or remedy shall be cumulative and concurrent and shall be in addition to any other right, power or remedy given thereunder or now or hereafter existing. None of the terms or provisions of this Promissory Note and Security Agreement may be waived, altered, modified or amended except as Holder and Maker may consent thereto in writing, and then only to the extent and for the period of time expressly stated therein.

3.02         Waivers by Maker. Presentment for payment, demand, protest and notice of demand, protest, nonpayment, dishonor, acceleration and intent to accelerate and all other notices are hereby waived by Maker, who further waives and renounces, to the fullest extent permitted by law, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, exemption and homestead now or hereafter provided by the Constitution and laws of the United States of America and of each state thereof, both as to itself and in and to all of its Property against the enforcement and collection of the obligations evidenced by this Promissory Note and Security Agreement. In addition, Maker waives any right that it has or may have under applicable law to have Holder file termination statements with respect to the Collateral, or any part thereof, and Maker further agrees that Holder shall not be required to file such UCC termination statements unless and until all Obligations have been paid in full (other than contingent indemnification obligations), in which case Holder must so file within five (5) Business Days of such repayment in full. Maker hereby waives all rights that Maker has or may have under and by virtue of applicable law, including, without limitation, any right of Maker to notice and to a judicial hearing prior to seizure by Holder of any of the Collateral.

3.03         Unconditional Payment. Maker is and shall be obligated to pay principal, interest and any other amounts which shall become payable hereunder absolutely and unconditionally and without any abatement, postponement, diminution or deduction and without any reduction for counterclaim or setoff. In the event that at any time any payment received by Holder hereunder shall be deemed by a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under any bankruptcy, insolvency or other debtor relief law, then the obligation to make such payment shall survive any cancellation or satisfaction of this Promissory Note and Security Agreement or return thereof to Maker and shall not be discharged or satisfied with any prior payment thereof or cancellation of the Promissory Note and Security Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof, and such payment shall be immediately due and payable upon demand. This Section 3.03 (other than the first sentence thereof) shall survive any cancellation or satisfaction of this Promissory Note and Security Agreement or return of this Promissory Note and Security Agreement to Maker.

3.04         Governing Law. This Promissory Note and Security Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the laws of another jurisdiction may govern the perfection, the effect of perfection or nonperfection and the priority of a security interest in the Collateral in accordance with the Uniform Commercial Code.

8

3.05         Jurisdiction and Venue. Maker, to the full extent permitted by law, hereby knowingly, intentionally, voluntarily and irrevocably, with and upon the advice of counsel, (a) submits to personal jurisdiction in the states where the Collateral is located and in the State of New York over any suit, action or proceeding by any person arising from or relating to this Promissory Note and Security Agreement, (b) agrees that any such action, suit or proceeding may be brought, at the option of Holder, in any state or federal court of competent jurisdiction in the county where the Collateral is located or in New York County, New York, (c) submits to the jurisdiction of each such court in any such suit, action or proceeding, (d) waives any objection that it may have to the laying of venue of any such action, suit or proceeding in any of such courts and, (e) to the fullest extent permitted by law, agrees that Maker will not bring any action, suit or proceeding in any forum other than such courts in New York County, New York (but nothing herein shall affect the right of Holder to bring any action, suit or proceeding in any other forum). Maker further consents and agrees to service of any summons, complaint or other legal process in any such suit, action or proceeding by registered or certified mail, postage prepaid, to Maker at the address for notices described in Section 3.09 herein, and consents and agrees that such service shall constitute in every respect valid and effective service (but nothing herein shall affect the validity or effectiveness of process served in any other manner permitted by law).

3.06        Waiver of Jury Trial. THE HOLDER, BY ACCEPTANCE HEREOF, AND MAKER, BY EXECUTION HEREOF, HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS PROMISSORY NOTE AND SECURITY AGREEMENT.

3.07         Compliance with Law. It is the intention of the parties hereto to comply with all applicable usury laws. Accordingly, it is agreed that notwithstanding any provisions to the contrary in this Promissory Note and Security Agreement, or in any other documents securing payment hereof or otherwise relating hereto, in no event shall this Promissory Note and Security Agreement or such other documents require the payment or permit the collection of interest in excess of the maximum amount permitted by such laws. If any such excess of interest is contracted for, charged or received under this Promissory Note and Security Agreement, or under the terms of any other documents securing payment hereof or otherwise relating hereto, or in the event the maturity of the indebtedness evidenced hereby is accelerated in whole or in part, or in the event that all or part of the principal or interest of this Promissory Note and Security Agreement shall be prepaid, so that under any of such circumstances the amount of interest contracted for, charged or received under this Promissory Note and Security Agreement shall exceed the maximum amount of interest permitted by applicable usury laws, then in any such event, (a) the provisions of this Section 3.07 shall govern or control, (b) neither Maker nor any other person or entity now or hereafter liable for the payment of this Promissory Note and Security Agreement shall be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount of interest permitted by applicable usury laws, (c) any such excess which may have been collected shall be either applied as a credit against the then unpaid principal amount hereof or refunded to Maker, at Holder's option, and (d) the effective rate of interest for the Promissory Note and Security Agreement shall be automatically reduced to the maximum lawful rate allowed for this Promissory Note and Security Agreement under the applicable usury jurisdiction thereof.

3.08        Successors and Permitted Assigns. This Promissory Note and Security Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, successors-in-title and permitted assigns, subject to the restrictions on transfer contained herein. As used herein, "Maker" and "Holder" shall be deemed to include their respective heirs, executors, legal representatives, successors, successors-in-title and permitted assigns, whether by voluntary action of the parties or by operation of law. Maker shall not assign this Promissory Note and Security Agreement or any of its obligations hereunder without the prior written consent of Holder. Holder may only assign this Promissory Note and Security Agreement to affiliates thereof without the prior written consent of Maker.

9

3.09         Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if mailed by registered or certified mail, postage prepaid, or sent by a nationally recognized overnight courier at the following respective addresses of the parties:

Maker:	4880 Havana St., Suite 201 Denver, CO 80239 Attention: General Counsel
Payee:	350 Camino Gardens Blvd., Ste. 200 Boca Raton, FL 33432 Attention: Justin Dye

Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given and received when personally delivered or when deposited in the mail or with the overnight courier in the manner set forth above.

3.10         Severability. The unenforceability or invalidity of any provision of this Promissory Note and Security Agreement shall not affect the enforceability or validity of any other provision herein.

3.11         Time of Essence. Time is of the essence to all terms and provisions set forth in this Promissory Note and Security Agreement.

3.12         Interpretation. All headings used herein are used for convenience only and shall not be used to construe or interpret this Promissory Note and Security Agreement.

(Signatures begin on following page)

10

IN WITNESS WHEREOF, Maker has executed this Promissory Note and Security Agreement under seal on the date first above written.

MEDICINE MAN TECHNOLOGIES, INC.

By: /s/ Nancy Huber
Name: Nancy Huber
Title: Chief Financial Officer

[Signature Page to Secured Convertible Promissory Note and Security Agreement]

11

EXHIBIT A

COLLATERAL

For purposes of this Promissory Note and Security Agreement, "Collateral" shall mean and include the following:

All of Maker's now owned and hereafter acquired, created or arising "accounts," including but not limited to "health care insurance receivables" (as such terms are defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "chattel paper," including but not limited to "electronic chattel paper" and "tangible chattel paper" (as such terms are defined in Article 9 of the Uniform Commercial Code); and

All of Maker’s now owned and hereafter acquired, created or arising “commercial tort claims” (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "deposit accounts" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "documents" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "equipment" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "general intangibles," including but not limited to "payment intangibles" and "software" (as such terms are defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "instruments" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "inventory" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "investment property" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising "letter of credit rights" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising cash and non-cash "proceeds" (as defined in Article 9 of the Uniform Commercial Code); and

All of Maker's now owned and hereafter acquired, created or arising products of the foregoing Collateral; and

All of Maker's now owned and hereafter acquired, created or arising books, records, documents, ledger cards, invoices, bills of lading and other shipping evidence, credit files, computer programs, tapes, discs, diskettes and other data and software storage medium and devices, customer lists, mailing lists, mailing labels, business forms and stationery and any other property and general intangibles evidencing or relating to the foregoing Collateral (including any rights of Maker with respect to the foregoing maintained with or by any other person).

For purposes hereof, "Uniform Commercial Code" shall mean the Uniform Commercial Code in effect in the State of Nevada or in the jurisdiction which is applicable under Nevada conflict of law rules.

Notwithstanding the foregoing, Collateral shall not include any assets or property that would otherwise be included as Collateral but that is expressly prohibited from being included as Collateral pursuant to applicable law to the extent such assets or property is expressly thereby prohibited.

12